Exhibit 3.1

Certificate of Amendment

to the

Restated Certificate of Incorporation

of

Magna Entertainment Corp.

Magna Entertainment Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the Corporation has duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Restated Certificate of Incorporation of this Corporation and declaring said amendment to be advisable;

SECOND: That the stockholders of the Corporation have duly approved said amendment by the required vote of such stockholders, such required vote being a majority of the outstanding shares of the Corporation’s Class A Subordinate Voting Stock and Class B Stock, adopted at the annual meeting of the stockholders of the Corporation duly called and held in accordance with the requirements of Section 222 of the General Corporation Law of the State of Delaware, such approval being in accordance with the terms of the Restated Certificate of Incorporation and Section 242 of the General Corporation Law of the State of Delaware;

THIRD: That the Restated Certificate of Incorporation is hereby amended by adding the following provision to the end of Article IV:

“(viii)     Stock Split.

As of 12:01 A.M. (Eastern Time) on July 22, 2008 (the “Effective Time”), each issued and outstanding share of the Corporation’s Class A Subordinate Voting Stock and Class B Stock (including each share of treasury stock, the “Pre-Split Common Stock”) shall automatically and without any action on the part of the holder thereof be consolidated, combined and reclassified to one-twentieth (1/20) of a share of Common Stock (such consolidation of shares designated as the “Reverse Stock Split”). The par value of the Corporation’s Common Stock following the Reverse Stock Split shall remain $0.01 per share. Each holder of a certificate or certificates of Pre-Split Common Stock shall be entitled to receive, upon surrender of such certificates to the Corporation’s transfer agent for cancellation, a new certificate or certificates for a number of shares equal to such holder’s Pre-Split Common Stock multiplied by 1/20, with any fraction resulting from such multiplication rounded down to the nearest whole number (in each case, such fraction, if any, being a “Fractional Share”). No Fractional Shares will be issued for Pre-Split Common Stock in connection with the Reverse Stock Split. Each holder of Pre-Split Common Stock at the Effective Time who would otherwise be entitled to a Fractional Share shall, in lieu thereof, receive a cash payment equal to x) the Fractional Share multiplied by y) the product of (i) the average closing prices of the Class A Subordinate Voting Stock as reported on The Nasdaq Global Market or other principal market of the Common Stock during each of the four (4) trading days immediately preceding the date of the Effective Time and (ii) 20/1.”

FOURTH: This Certificate of Amendment to the Restated Certificate of Incorporation shall be effective as of 12:01 A.M. (Eastern Time) on July 22, 2008 in accordance with the provisions of Section 103(d) of the General Corporation Law of the State of Delaware.

[signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 7th day of July, 2008.

MAGNA ENTERTAINMENT CORP.

By:	/s/William G. Ford
William G. Ford
Secretary